Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Notice of Sixteenth Annual General Meeting
NOTICE IS HEREBY GIVEN THAT the Sixteenth Annual General Meeting (the “Annual General Meeting”) of STATS ChipPAC Ltd. (“STATS ChipPAC”) will be held at The Grassroots’ Club, 190 Ang Mo Kio Avenue 8, Singapore 568046, on April 26, 2010 at 10.00 a.m. (Singapore time) to transact the following routine and special business:
Routine Business
(1)	To adopt the Audited Financial Statements of STATS ChipPAC for the financial year ended December 27, 2009, together with the Reports of the Directors and the Auditors.

(2)	To re-elect the following Directors, each of whom will retire pursuant to Article 94 of the Articles of Association of STATS ChipPAC and who, being eligible, offer themselves for re-election:
(a)	Mr. Tan Lay Koon; and

(b)	Mr. Peter Seah Lim Huat.
(3)	To re-appoint the following Directors, each of whom will retire under Section 153(6) of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), to hold office from the date of this Annual General Meeting until the next annual general meeting of STATS ChipPAC:
(a)	Mr. Charles R. Wofford; and

(b)	Mr. R. Douglas Norby.
(4)	To re-appoint PricewaterhouseCoopers LLP as Auditors to hold office until the conclusion of the next annual general meeting of STATS ChipPAC at a remuneration to be determined by the Board of Directors upon the recommendation of the Audit Committee of the Board of Directors.

(5)	To approve Directors’ fees totalling approximately US$467,000 (approximately S$652,000 based on the exchange rate as of March 11, 2010) for the financial year ending December 26, 2010.
Special Business
(6)	To consider and, if thought fit, to pass, with or without modifications, the following resolutions which will be proposed as ordinary resolutions:

Ordinary Resolutions
(a)	Authority to allot and issue shares and to create and issue instruments and to allot and issue shares in connection therewith pursuant to Section 161 of the Companies Act.

That pursuant to Section 161 of the Companies Act, the Directors be and are hereby authorized to:
(I)	(i)	allot and issue shares in the capital of STATS ChipPAC whether by way of rights, bonus or otherwise; and/or
(ii)	make or grant offers, agreements or options (collectively, “Instruments”) that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and,

(II)	(notwithstanding the authority conferred by this resolution may have ceased to be in force) issue shares pursuant to any Instrument made or granted by the Directors while this Resolution was in force,

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provided that:
(1)	the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued pursuant to Instruments made or granted under this Resolution) does not exceed 50% of the total number of issued shares (excluding treasury shares) in the capital of STATS ChipPAC (as calculated in accordance with subparagraph 2 below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of STATS ChipPAC (including shares to be issued pursuant to Instruments made or granted under this Resolution) does not exceed 6% of the total number of issued shares (excluding treasury shares) in the capital of STATS ChipPAC (as calculated in accordance with subparagraph 2 below);

(2)	(subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited (“SGX-ST”)) for the purpose of determining the aggregate number of shares that may be issued under subparagraph 1 above, the total number of issued shares (excluding treasury shares) shall be based on the total number of issued shares (excluding treasury shares) in the capital of STATS ChipPAC, at the time this Resolution is passed, after adjusting for:
a.	new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

b.	any subsequent bonus issue, consolidation or subdivision of shares;
(3)	in exercising the authority conferred by this Resolution, STATS ChipPAC shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of STATS ChipPAC; and

(4)	(unless revoked or varied by STATS ChipPAC in a general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next annual general meeting of STATS ChipPAC or the date by which the next annual general meeting of STATS ChipPAC is required by law to be held, whichever is the earlier.
(b)	Authority to allot and issue shares pursuant to the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (collectively, the “Substitute Plans”).

That the Directors be and are hereby authorized to allot and issue from time to time such number of shares of STATS ChipPAC as may be required to be issued pursuant to the exercise of the options under the Substitute Plans.

(c)	Authority to allot and issue shares pursuant to the STATS ChipPAC Ltd. Share Option Plan (the “Share Option Plan”).

That the Directors be and are hereby authorized to allot and issue from time to time such number of shares of STATS ChipPAC as may be required to be issued pursuant to the exercise of the options under the Share Option Plan.

(d)	Authority to grant performance shares and allot and issue shares pursuant to the STATS ChipPAC Ltd. Performance Share Plan 2009 (the “PSP 2009”).

That the Directors be and are hereby authorised to grant performance shares, which represent unfunded and unsecured rights to receive ordinary shares of STATS ChipPAC, free of payment, in accordance with the rules of the PSP 2009, and to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of STATS ChipPAC as may be required or allowed to be allotted and issued pursuant to the rules of the PSP 2009.

(e)	Authority to award and allot and issue shares pursuant to the STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors (the “NED Equity Grant Plan”).

That the Directors be and are hereby authorized to make offers to selected directors of STATS ChipPAC who perform a non-executive function to participate in the NED Equity Grant Plan in accordance with the rules of the NED Equity Grant Plan, and to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of STATS ChipPAC as may be required or allowed to be allotted and issued, free of payment, pursuant to the rules of the NED Equity Grant Plan.

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(7)	To transact any other business as may be properly transacted at any annual general meeting.
BY ORDER OF THE BOARD
Elaine Sin Mei Lin @ Tan Mei Lin
Company Secretary
Date: April 1, 2010

Notes:

(1)	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in STATS ChipPAC’s Register of Shareholders (i.e. Members).

(2)	A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a shareholder of STATS ChipPAC. Shareholders may appoint any member of the Board or any other person as their proxy. The instrument appointing a proxy must be deposited at the registered office of STATS ChipPAC at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for holding the Annual General Meeting or at any adjournment thereof. A proxy may be revoked at any time, not less than 48 hours before the time set for the Annual General Meeting by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by such shareholder attending the Annual General Meeting and voting in person.

(3)	STATS ChipPAC is subject to the continuing listing rules of the SGX-ST and applicable U.S. federal securities laws.

(4)	STATS ChipPAC employs financial year reporting periods that end on the Sunday nearest and prior to December 31. STATS ChipPAC’s financial year 2009 ended on December 27, 2009.

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STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Supplemental Information to Shareholders
April 1, 2010
The accompanying proxies are solicited on behalf of the Board of Directors (the “Board” or the “Board of Directors”) of STATS ChipPAC Ltd. (“STATS ChipPAC”), a company incorporated in the Republic of Singapore under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), for use at its Sixteenth Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on April 26, 2010, at 10.00 a.m. (Singapore time), at The Grassroots’ Club, 190 Ang Mo Kio Avenue 8, Singapore 568046, or at any adjournments thereof, for the purposes set out in the accompanying Notice of Annual General Meeting.
The Singapore Exchange Securities Trading Limited (“SGX-ST”) assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Supplemental Information to Shareholders and the accompanying Annual Report referred to herein.
Shareholders Entitled to Notice of Annual General Meeting
A shareholder is a person whose name appears on the Depository Register (as defined in the Companies Act) maintained by The Central Depository (Pte) Limited in Singapore or a person registered in STATS ChipPAC’s Register of Shareholders (i.e. Members) as a holder of STATS ChipPAC’s ordinary shares.
We have mailed the Notice of Annual General Meeting, this Supplemental Information to Shareholders and the Annual Report to shareholders who are listed in the Depository Register maintained by The Central Depository (Pte) Limited or in STATS ChipPAC’s Register of Shareholders (i.e. Members) at the close of business on March 11, 2010. These documents were first mailed to shareholders on or about April 1, 2010.
Shareholders are advised to read this Supplemental Information to Shareholders and the accompanying Annual Report referred to herein carefully prior to returning their instruments appointing a proxy or proxies.
Quorum
Any two or more shareholders holding or representing in aggregate not less than 33 1/3% of the number of the total issued and fully-paid ordinary shares (excluding treasury shares) of STATS ChipPAC present in person or by proxy at the Annual General Meeting will constitute a quorum for the transaction of business at the Annual General Meeting.
Shareholders Entitled to Vote
Shareholders who are registered with The Central Depository (Pte) Limited or in STATS ChipPAC’s Register of Shareholders (i.e. Members) as at forty-eight (48) hours before the time appointed for holding the Annual General Meeting shall be entitled to vote at the Annual General Meeting.
At the close of business on March 11, 2010, there were 2,202,218,293 ordinary shares issued and outstanding. See “SGX-ST Listing Manual Requirements — Shareholdings Statistics as of March 11, 2010” in the accompanying Annual Report for information with regard to our Substantial Shareholders.
Proxies
To be effective, a proxy must be deposited at STATS ChipPAC’s registered office located at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059, not less than forty-eight (48) hours before the time appointed for holding the Annual General Meeting or at any adjournment thereof. A proxy need not be a shareholder. Shareholders may appoint any member of the Board or any other person as their proxy.
Any shareholder signing a proxy in the form accompanying this Supplemental Information to Shareholders has the power to revoke it either prior to the Annual General Meeting at which the matter voted by proxy is acted upon or at the Annual General Meeting prior to the vote on the matter. A proxy may be revoked by the shareholder at any time not less than forty-eight (48) hours before the time set for the Annual General Meeting by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by such shareholder attending the Annual General Meeting and voting in person.
Voting
On a show of hands, every shareholder present in person or by proxy shall have one vote and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. A resolution put to the vote of shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or by not less than five shareholders present in person or by proxy and entitled to vote at the Annual General Meeting or by a shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the Annual General Meeting or a shareholder present in person or by proxy and holding not less than 10% of the total number of paid-up shares of STATS ChipPAC (excluding treasury shares); provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.
Ordinary shares represented by duly executed proxies deposited with STATS ChipPAC will be voted at the Annual General Meeting in accordance with shareholders’ instructions contained in the instrument. In the absence of specific instructions in the proxy, the proxy of a shareholder may vote or abstain as he may think fit.
On a show of hands, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in accordance with this section, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented.
General Information
STATS ChipPAC employs financial year reporting periods that end on the Sunday nearest and prior to December 31. STATS ChipPAC’s financial year 2009 ended on December 27, 2009 and its next financial year will end on December 26, 2010.
The expense of printing and mailing proxy materials will be borne by STATS ChipPAC. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of STATS ChipPAC by personal interview, telephone or facsimile. No additional compensation will be paid for such solicitation.
In this Supplemental Information to Shareholders, references to “S$” mean Singapore dollars, the legal currency of the Republic of Singapore, and references to “US$” mean United States dollars, the legal currency of the United States.
Summary of Proposals
Shareholders will be voting on the following proposals at this Annual General Meeting:
1.	Adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 27, 2009, together with the Reports of the Directors and the Auditors.

2.	Re-election of Directors retiring by rotation pursuant to Article 94 of STATS ChipPAC’s Articles of Association.

3.	Re-appointment of Directors pursuant to Section 153(6) of the Companies Act.

4.	Re-appointment of PricewaterhouseCoopers LLP (“PwC”) as Auditors and authorization to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration.

5.	Approval of Directors’ fees for the financial year ending December 26, 2010.

6.	Authority to the Board of Directors to allot and issue shares and to create and issue instruments.

Proposal No. 1
Adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 27, 2009, together with the Reports of the Directors and the Auditors
STATS ChipPAC’s Annual Report for its financial year ended December 27, 2009 accompanies this Supplemental Information to Shareholders. STATS ChipPAC’s financial statements included in the Annual Report have been prepared in conformity with United States generally accepted accounting principles and are accompanied by an auditors’ report from PwC.
The Board recommends a vote for the adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 27, 2009, together with the Reports of the Directors and the Auditors.
Proposal No. 2
Re-election of Directors retiring by rotation pursuant to Article 94 of STATS ChipPAC’s Articles of Association
According to Article 94 of STATS ChipPAC’s Articles of Association, one-third of the Board (or, if the number of directors on the Board is not a multiple of three, the number nearest to but not less than one-third) will retire at each annual general meeting of STATS ChipPAC. The Directors retiring each year are determined by those who have been in office longest since their re-election or appointment. The retiring Directors are nonetheless eligible for re-election.
Accordingly, pursuant to Article 94 of STATS ChipPAC’s Articles of Association, on the date of this Annual General Meeting, Mr. Tan Lay Koon and Mr. Peter Seah Lim Huat shall retire as Directors by rotation. They have offered themselves for re-election. The Board believes that it is in the best interest of STATS ChipPAC to re-elect Mr. Tan Lay Koon and Mr. Peter Seah Lim Huat as Directors.
The biographies of these Directors and a complete listing of all our Directors are provided on pages 5-6 of the Annual Report.
The Board recommends a vote for the re-election of each of Mr. Tan Lay Koon and Mr. Peter Seah Lim Huat as Directors of STATS ChipPAC.
Proposal No. 3
Re-appointment of Directors pursuant to Section 153(6) of the Companies Act
Section 153(1) of the Companies Act provides that, subject to the provisions of Section 153, no person of or over the age of 70 years shall be appointed or shall act as a director of a public company or of a subsidiary of a public company. Section 153(6) allows for the appointment or re-appointment of such a person as a director of the company, by the passing of an ordinary resolution by a simple majority of shareholders of the company as being entitled to vote in person or by proxy at a general meeting of the company. A director appointed or re-appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the company.
Mr. Charles R. Wofford and Mr. R. Douglas Norby are offering themselves for re-appointment to the Board under Section 153(6) of the Companies Act. The Board believes that it is in the best interest of STATS ChipPAC to re-appoint Mr. Charles R. Wofford and Mr. R. Douglas Norby as Directors.
The biographies of these Directors and a complete listing of all our Directors are provided on pages 5-6 of the Annual Report.
The Board recommends a vote for the re-appointment of each of Mr. Charles R. Wofford and Mr. R. Douglas Norby as a Director of STATS ChipPAC to hold such office from the date of this Annual General Meeting until the next annual general meeting.

Proposal No. 4
Re-appointment of PwC as Auditors and authorization to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration
The Audit Committee of the Board intends to re-appoint PwC as STATS ChipPAC’s Auditors to perform the audit of its financial statements for the financial year ending December 26, 2010. PwC audited STATS ChipPAC’s financial statements for the financial year ended December 27, 2009. The Board expects that a representative of PwC will be present at the Annual General Meeting. Such representative will be given an opportunity to make a statement at the meeting if he desires to do so, and will be available to respond to appropriate questions. PwC has consented to act as Auditors for the financial year ending December 26, 2010.
The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote for the re-appointment of PwC as Auditors of STATS ChipPAC to hold office until the conclusion of the next annual general meeting and authorization to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration.
Proposal No. 5
Approval of Directors’ fees for the financial year ending December 26, 2010
In Singapore, annual general meetings of listed companies are required to be held within 4 months after a financial year ends, where the Directors’ fees for that financial year are approved for payment to the directors. Effectively, a director only gets paid for the services rendered about 16 months after the start of the financial year. In countries such as Australia, United Kingdom and the United States, directors get paid for the services rendered during the course of the financial year on an “as earned” basis or quarterly or half-yearly in advance of a financial year rather than in arrears after the financial year ends.
In order to ensure that STATS ChipPAC is able to attract the right calibre of Directors necessary to contribute effectively to the Board, STATS ChipPAC recognizes that, in addition to the right level of remuneration, timely payment to Directors is also needed.
Currently, we have seven Directors on the Board. STATS ChipPAC is proposing the payment of Directors’ fees of approximately US$467,000 (approximately S$652,000 based on the exchange rate as of March 11, 2010) (Year 2009: US$473,000) for services to be rendered during the financial year ending December 26, 2010.
The Board recommends a vote for the approval of Directors’ fees totaling approximately US$467,000 for the financial year ending December 26, 2010.
Proposal No. 6
In order to limit the possible dilutive effect of the share plans as described below, STATS ChipPAC is committed to limiting the aggregate number of new shares to be issued under all the share plans to no more than 15% of the total number of issued shares of STATS ChipPAC from time to time, on a fully diluted, fully converted basis. In addition, each of the share plans will have a maximum limitation on the number of shares that may be delivered under each such share plan as follows:
(i)	the STATS ChipPAC Ltd. Share Option Plan, as amended (the “Share Option Plan”): no more than 198 million shares (including the 80 million shares subject to the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan);

(ii)	the proposed STATS ChipPAC Ltd. Performance Share Plan 2009 (the “PSP 2009”): no more than 5.02% of the total number of issued shares. Assuming 2,202,218,293 (being the total number of shares issued as at March 11, 2010) shares were issued, approximately no more than 110,551,358 shares will be delivered under the PSP 2009; and

(iii)	the proposed STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors (the “NED Equity Grant Plan”): no more than 0.45% of the total number of issued shares. Assuming 2,202,218,293 (being the total number of shares issued as at March 11, 2010) shares were issued, approximately no more than 9,909,982 shares will be delivered under the NED Equity Grant Plan.

Proposals No. 6(a)
Authority to the Board to allot and issue shares and to create and issue instruments and to allot and issue shares in connection therewith.
Under the Companies Act, directors may exercise any power of the company to issue shares only with the prior approval of the shareholders of the company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the earlier of the conclusion of the next annual general meeting of shareholders of the company or the expiration of the period within which the next annual general meeting is required by law to be held.
Shareholders’ approval is sought to authorize the Board to allot and issue shares in the capital of STATS ChipPAC whether by way of rights, bonus or otherwise and to make or grant Instruments (such as warrants and debentures) convertible into shares, and to issue shares pursuant to such Instruments, up to a number not exceeding 50% of the total number of issued shares (excluding treasury shares) in the capital of STATS ChipPAC, with a sub-limit of 6% for issues other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the total number of issued shares (excluding treasury shares) shall be based on the total number of issued shares (excluding treasury shares) in the capital of STATS ChipPAC at the time that this resolution is passed, after adjusting for (a) new shares arising from the exercise of share options which are outstanding or subsisting at the time that this resolution is passed, and (b) any subsequent rights issue, bonus issue, consolidation or subdivision of shares. This approval, if granted, will commence from this annual general meeting and will lapse at the conclusion of the annual general meeting of STATS ChipPAC to be held in the year 2011.
In summary, the shareholders are requested to authorize the Board to allot and issue shares in the capital of STATS ChipPAC whether by way of rights, bonus or otherwise and create and issue instruments and to allot and issue shares in the capital of STATS ChipPAC in connection therewith pursuant to Section 161 of the Companies Act.
The Board recommends a vote for the resolution set out under Proposal No. 6(a) as described above and in the Notice of the Annual General Meeting.
Proposals No. 6(b), (c), (d) and (e)
Authority to the Board to allot and issue shares pursuant to existing share plans.
The requirement for shareholders’ approval under the Companies Act extends to the issue of shares pursuant to the exercise of options under the Share Option Plan, the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (“Substitute EIP”) and the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan (“Substitute Option Plan”) (collectively, the “Option Plans”).
The shareholders are requested to authorize the Board to:
(i)	under Proposal 6(b), allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of the options under the Substitute Option Plan and the Substitute EIP; and

(ii)	under Proposal 6(c), allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of the options granted under the Share Option Plan;

(iii)	under Proposal 6(d), grant performance shares and allot and issue shares in the capital of STATS ChipPAC pursuant to the rules of the PSP 2009;

(iv)	under Proposal 6(e), award and allot and issue shares in the capital of STATS ChipPAC pursuant to the rules of the NED Equity Grant Plan.
Information concerning past grants under the existing share plans is set forth in the “Directors’ Report” in the accompanying Annual Report.
The Board recommends a vote for each of the resolutions set out under Proposals No. 6(b), (c), (d) and (e) as described above and in the Notice of the Annual General Meeting.

Other Business
The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Supplemental Information to Shareholders. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Proxy Form
— Sixteenth Annual General Meeting

IMPORTANT
1.	For Investors who have used their CPF moneys to buy shares of STATS ChipPAC Ltd., the Annual Report 2009 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2.	This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

I/We,	(Name) of

(Address)

being a shareholder(s) of STATS ChipPAC Ltd. (“STATS ChipPAC”) hereby appoint:-

Name	Address	NRIC/ Passport No.	Proportion of Shareholding
(%)

*and/or

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Sixteenth Annual General Meeting (“Sixteenth AGM”) of STATS ChipPAC to be held at The Grassroots’ Club, 190 Ang Mo Kio Avenue 8, Singapore 568046, on April 26, 2010 at 10.00 a.m. (Singapore time), and at any adjournment thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Sixteenth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Sixteenth AGM.)

No.	Routine Business — Ordinary Resolutions	For	Against
1	To adopt the Audited Financial Statements of STATS ChipPAC for the year ended December 27, 2009, together with the Reports of the Directors and the Auditors.
2(a)	To re-elect Mr. Tan Lay Koon as a Director of STATS ChipPAC pursuant to Article 94 of STATS ChipPAC’s Articles of Association.
2(b)	To re-elect Mr. Peter Seah Lim Huat as a Director of STATS ChipPAC pursuant to Article 94 of STATS ChipPAC’s Articles of Association.
3(a)	To re-appoint Mr. Charles R. Wofford as a Director of STATS ChipPAC pursuant to Section 153(6) of the Companies Act, Chapter 50.
3(b)	To re-appoint Mr. R. Douglas Norby as a Director of STATS ChipPAC pursuant to Section 153(6) of the Companies Act, Chapter 50.
4	To re-appoint PricewaterhouseCoopers LLP as Auditors and to authorize the Directors to fix their remuneration.
5	To approve Directors’ fees totalling approximately US$467,000 for the year ending December 26, 2010.
Special Business — Ordinary Resolutions
6(a)
To authorize the Directors to allot and issue shares in the capital of STATS ChipPAC and to create and issue instruments and to allot and issue shares in the capital of STATS ChipPAC in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50.

6(b)
To authorize the Directors to allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of the options under the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan.

6(c)	To authorize the Directors to allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of the options granted under the STATS ChipPAC Ltd. Share Option Plan.

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No.	Special Business — Ordinary Resolutions
6(d)
To authorize the Directors to grant Performance Shares, which represent unfunded and unsecured rights to receive ordinary shares in the capital of STATS ChipPAC, in accordance with the provisions of the STATS ChipPAC Ltd. Performance Share Plan 2009 (“PSP 2009”), and to allot and issue from time to time such number of fully paid-up shares in the capital of STATS ChipPAC pursuant to the rules of the PSP 2009.

6(e)
To authorize the Directors to inter alia extend offers to selected Non-Executive Directors to participate in the STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors (“NED Plan”) in accordance with the NED Plan, and to allot and issue from time to time such number of fully paid-up shares in the capital of STATS ChipPAC pursuant to the rules of the NED Plan.

Dated this _________ day of _________________  2010.

Total Number of Shares Held

IMPORTANT Please read Notes

Signature(s) of Shareholder(s)/Common Seal

*Please delete accordingly.

Notes:-
1.	Please insert the total number of ordinary shares (“Shares”) held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (i.e. Members). If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in STATS ChipPAC’s Register of Shareholders (i.e. Members). A shareholder of STATS ChipPAC entitled to attend and vote at a meeting of STATS ChipPAC is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a shareholder of STATS ChipPAC.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at registered office of STATS ChipPAC at 10 Ang Mo Kio Street 65, TechPoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for the Sixteenth Annual General Meeting.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorized in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorized.

6.	A corporation which is a shareholder may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Sixteenth Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

STATS ChipPAC shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, STATS ChipPAC may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Sixteenth Annual General Meeting, as certified by The Central Depository (Pte) Limited to STATS ChipPAC.

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